

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2023

Thomas W. Scozzafava
Principal Executive Officer
1812 Brewing Company, Inc.
981 Waterman Drive
Watertown, NY 13601

> **Re: 1812 Brewing Company, Inc.**
> **Post-Qualification Amendment No. 3 to Form 1-A**
> **Filed January 11, 2023**
> **File No. 024-11768**

Dear Thomas W. Scozzafava:

This is to advise you that we do not intend to review your offering statement.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Brian Fetterolf at 202-551-6613 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jeff Turner